THE CUTLER TRUST

August 27, 2012

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Cutler Trust (the “Trust”), on behalf of its series portfolio, the Cutler Income Fund
(the “Fund”)
File No. 333-182894
Response to Comments on Pre-Effective Amendment No. 1 on Form N-14

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments recently provided by Mr. Edward Bartz of the staff of the Securities and Exchange Commission (the “Commission”) in connection with Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14, which was filed with the Commission on August 16, 2012.  This registration statement was filed in anticipation of a Special Meeting of Shareholders of the Elite Income Fund, a series of The Elite Group, to be held on September 27, 2012.  At this Special Meeting, the shareholders of the Elite  Income Fund will be asked to approve an Agreement and Plan of Reorganization (the “Agreement”) that provides for the reorganization of the Elite Income Fund into the Cutler Equity Fund (together with the Elite Income Fund, each a “Fund”), a series of The Cutler Trust (the “Reorganization”).  Set forth below are the comments provided by the Commission staff and the Trust’s responses to each:

1.
Comment:  Please confirm that, for a period of three years after the Reorganization, at least 75% of the members of the Board of Trustees of The Cutler Trust will not be “interested persons,” as defined by the Investment Company Act of 1940 (the “1940 Act”), of the investment adviser of The Cutler Trust or of The Elite Group, in accordance with Section 15f of the 1940 Act.

Response:  At the time of the Reorganization and for a period of three years after, at least 75% of the members of the Board of Trustees of The Cutler Trust will not be “interested persons,” as defined by the 1940 Act, of the investment adviser of The Cutler Trust or of The Elite Group, in accordance with Section 15f of the 1940 Act.

2.	Comment: Please confirm that the Elite Income Fund will be the accounting survivor of the Reorganization.

Response: The Elite Income Fund will be the accounting survivor of the Reorganization.

3.	Comment: Revise the disclosure to include the Cutler Income Fund’s policy with regards to the maturity of its portfolio holdings or state that the Fund may invest in all maturities.

Response:    The disclosure in the section “How do the investment objectives and principal investment strategies of the Elite Income Fund compare to those of the Cutler Income Fund” has been revised to include the following:

“To increase the Fund’s income potential, each Fund’s investment adviser may invest any amount it deems desirable in each of the various types of debt securities, and adjust the investment ratios from time to time, so long as the Fund remains diversified.  There is no set average maturity for each portfolio.  Each Fund allocates its assets among different types of securities and maturities based upon the investment adviser’s view of the relative value of each security or maturity.  Each Fund’s investment adviser may respond to changing market and other conditions by adjusting the type of securities held by the Fund and its average portfolio maturity.  Each Fund may invest in either fixed rate or variable rate debt securities.”

4.
Comment:  If the Elite Income Fund has significant capital loss carryforwards, in the section “U.S. Federal Income Tax Considerations” disclose the amounts and expiration dates of such loss carryforwards and that the use of such losses may be limited due to the Reorganization.

Response:  The Elite Income Fund has no significant capital loss carryforwards.

5.	Comment: Revise the disclosure to include an estimate of the total costs of the Reorganization.

Response:  The disclosure has been revised to include the following:

“Cutler and MCM have agreed to share all reasonable out of pocket costs and expenses in connection with the Reorganization, which are estimated to be approximately $80,000.”

6.	Comment: The Semi-Annual Report relating to the Elite Income Fund for the six months ended March 31, 2012 should be incorporated by reference into the Prospectus/Proxy Statement.

Response:  The section “Financial Statements and Experts” has been revised as follows:

“The Annual Report of The Elite Group relating to the Elite Income Fund for the year ended September 30, 2011 and the Semi-Annual Report of The Elite Group relating to the Elite Income Fund for the six months ended March 31, 2012, including the financial statements and financial highlights for periods indicated therein, audited by BBD, LLP, independent registered public accounting firm, have been incorporated by reference herein in reliance on their report given on their authority of said firm as experts in accounting and auditing.”

7.
Comment:  In Appendix D, “Comparison of Fundamental Investment Restrictions,” revise the statement of the Cutler Income Fund’s policies with respect to ‘Borrowing, Margin Purchases and Short Sales’ and ‘Commodities’ to reflect that the Fund will not engage in such practices, except as indicated.

Response: The disclosures have been revised as follows:

“The Fund will not borrow money, except as permitted by the 1940 Act or interpretations of the SEC or its staff, purchase or write options or invest in futures contracts; or purchase securities on margin or make short sales of securities, except for the use of short-term credit necessary for the clearance of purchases and sales of portfolio securities.

The Fund will not purchase or sell commodities unless acquired as a result of ownership of securities or other investments to the extent permitted under the 1940 Act and the regulations of any other agency with authority over the Fund.  This limitation does not preclude the Fund from investing in securities or other instruments backed by commodities or from investing in companies that are engaged in a commodities business or have a significant portion of their assets in commodities.”

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary

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